Ciments Français
Italcementi Group

92088 Paris La Défense cedex
France

Fax 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

02 MAR 13 AM 8:21

02015808

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense, 26 February 2002

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

SUPPL

Please find hereby the last information given to our shareholders :

Press information :

- 25 February 2002

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

Sincelery yours.

Finance Department Manager

F. MOREAU

dlw 3/13

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

ASIA CEMENT PUBLIC TENDER OFFER FOR JALAPRATHAN CEMENT

Paris, 25 February 2002 – The Board of Directors of Asia Cement Public Company met in Bangkok has approved a public tender offer for 75.6 million shares of the Jalaprathan Cement Public Company quoted on the Bangkok Exchange, representing 63 % of the share capital, for a price of 15 baht per share (approximately 0.39 euro).

The offer will be valid from 25 February to 1 April 2002.

Ciments Français, the main shareholder of Asia Cement Public Company and of Jalaprathan Cement Public Company, has been active in Thailand since the end of 1998. Its industrial facilities in the country consist of 3 cement plants with a production capacity of approximately 6 million metric tons of cement and 26 concrete batching units.

Last year, the Group reported net sales of 141 million euro in Thailand (+16.6% vs 2000).

The control of Jalaprathan Cement Public Company by Asia Cement Public Company will further enhance the efficiency of Ciments Français's industrial facilities in Thailand.

Visit our web sites :
Ciments Français : http://www.cimfra.com
Italcementi : http://www.italcementi-group.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 47 76 11 35